22004600

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-27779

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Capital Management Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

7900 Xerxes Ave S, Suite 500
(No. and Street)

Minneapolis	MN	55431
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Melissa Glennie	952-746-1110	mglennie@cap-mgt.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Boyer and Company
(Name – if individual, state last, first, and middle name)

14500 Burnhaven Drive Burnsville MN 55306
(Address) (City) (State) (Zip Code)

3808
(Date of Registration with PCAOB)(if applicable) (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Gregory A. Stroh, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Capital Management Securities, Inc., as of 12/31, 21, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

MATTHEW KYLE SCHOFIELD
Notary Public
Minnesota
My Commission Expires January 31, 2023

Signature:

Title:
CEO

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CAPITAL MANAGEMENT SECURITIES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2021

CAPITAL MANAGEMENT SECURITIES, INC.

CONTENTS

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Capital Management Securities, Inc. (a Minnesota corporation), as of December 31, 2021, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended, and the related notes and schedules. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Capital Management Securities, Inc. as of December 31, 2021, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Capital Management Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Capital Management Securities, Inc. in accordance with the U.S. Federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to fraud or error. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to fraud or error, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Auditors' Report on Supplemental Information

The Schedule I, Computation of Net Capital Under Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption), and Schedule IV, Reconciliation of FOCUS Report (IIA) as of December 31, 2021 to Audited Financial Statements as of December 31, 2021 have been subjected to audit procedures performed in conjunction with the audit of Capital Management Securities, Inc.'s financial statements. The supplemental information is the responsibility of Capital Management Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. Section 240.17a-5. In our opinion, the supplemental information listed above is fairly stated, in all material respects, in relation to the financial statements as a whole.

Boyer & Company

We have served as Capital Management Securities, Inc.'s auditor since 2005.

Burnsville, MN

February 17, 2022

CAPITAL MANAGEMENT SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2021

		2021
ASSETS		
CURRENT ASSETS		
Cash	$	149,052
Accounts Receivable		15,575
Prepaid Expenses		15,186
Deferred Tax Asset		3,200
Total Current Assets		183,013
PROPERTY AND EQIPMENT		
Furniture and Equipment		66,536
Leasehold Improvements		11,763
Software		8,465
Operating Lease Right of Use Asset		256,075
Total Property and Equipment		342,839
Less: Accumulated Depreciation and Amortization		(86,764)
Net Property and Equipment		256,074
TOTAL ASSETS	$	439,088
LIABILITIES AND STOCKHOLDER'S EQUITY		
CURRENT LIABILITIES		
Accounts Payable		(12,959)
Operating Lease - Current		82,979
401(k) Payable		12,307
Payroll Liabilities		1,479
Commissions Payable		26,754
Total Current Liabilities		110,559
DEFERRED INCOME TAXES		
LONG TERM OPERATING LEASE		173,095
STOCKHOLDER'S EQUITY		
Common Stock, $.01 Per Share, 50,000 Shares Authorized, 9,105 Shares Issued and Outstanding		92
Additional Paid in Capital		(156,699)
Retained Earnings		312,039
Total Stockholder's Equity		155,432
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	439,088

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC.

STATEMENTS OF OPERATIONS
DECEMBER 31, 2021

		2021
REVENUE		
Commissions	$	513,104
Office Rent		40,699
Management Fee		(7,657)
Interest		-
Other		6,560
Total Revenue		552,706
OPERATING EXPENSES		
Commissions		473,857
Salaries and Wages		36,532
Payroll Taxes		(4,875)
Employee Benefits		11,432
Advertising		
Depreciation and Amortization		550
Dues and Subscriptions		5,483
Equipment Supplies and Rental		(1)
Insurance		7,799
Miscellaneous		2,627
Office Supplies and Printing		1,079
Postage		462
Professional Services		9,600
Regulatory Expense		3,909
Rent		31,922
Repairs and Maintenance		4,454
Sales and Use Tax		228
Telephone		1,219
Travel and Entertainment		2,627
Total Operating Expenses		588,904
Income Before Income Taxes		(36,198)
Income Tax Expense		(18,483)
NET INCOME	$	(17,714)

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
YEARS ENDED DECEMBER 31, 2021 AND 2020

	Common Stock		Paid In	Retained	
	Shares	Amount	Capital	Earnings	Total
BALANCE, December 31, 2019	9,105	$ 91	(156,699)	311,863	155,255
Dividends Paid	-	-		(30,000)	(30,000)
Net Income	-	-	-	47,894	47,894
BALANCE, December 31, 2020	9,105	91	(156,699)	329,757	173,149
Net Income	-	-	-	(17,714)	(17,714)
BALANCE, December 31, 2021	9,105	$ 91	$ (156,699)	$ 312,039	$ 155,432

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC.

STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2021

		2021
Cash Flows from Operating Activities:		
Net Income	$	(17,714)
Adjustments to Reconcile Net Income to Net Cash		
Provided by Operating Activities:		
Depreciation and Amortization		550
(Increase) Decrease in Assets:		-
Accounts Receivable		15,575
Prepaid Expenses		14,321
Prepaid Income Taxes		865
Increase (Decrease) in Liabilities:		
Accounts Payable		7,371
Commissions Payable		(26,754)
401(k) Payable		(12,307)
Accrued Payroll Taxes		(1,877)
Accrued Income Taxes		-
Deferred Income Taxes		(3,200)
Net Cash Provided by Operating Activities		(23,171)
Net Increase (Decrease) in Cash		(23,171)
Cash, Beginning of Year		172,223
Cash, End of Year	$	149,052
Supplemental Disclosures of Cash Flow Information:		
Cash Paid During the Year for:		
Income Taxes		865.00

See notes to financial statements.

CAPITAL MANAGEMENT SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2021

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Organization – The Company was organized in April 1975 as a Corporation under the laws of Minnesota.

B. Nature of Operations – Capital Management Securities, Inc. (the Company) is a licensed broker-dealer under the jurisdiction of the Financial Industry Regulatory Authority (FINRA). The Company buys and sells listed and unlisted securities; municipal, corporate and government bonds; mutual fund shares; and provides other financial services. The Company, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all the accounts of such customers.

C. Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

D. Cash Equivalents – The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

E. Clearing Agreement – The Company uses a clearing agent in their business transactions. The agent requires the maintenance of a clearing account deposit. The amount of restricted cash in the clearing deposit account at December 31, 2021 was $15,285.

F. Accounts Receivable and Allowance for Doubtful Accounts – An allowance for doubtful accounts has not been established as of December 31, 2021. Based upon management's analysis of outstanding accounts receivable as of December 31, 2021 and the Company's past collection experience, an allowance is not considered necessary by management.

G. Property and Equipment – Property and equipment is carried at cost. Depreciation of property and equipment is computed by the straight-line method based on useful lives of three to ten years.

   Depreciation and amortization expense was $550 for the year ended December 31, 2021.

   Maintenance and repairs of property and equipment are charged to operations, and major improvements are capitalized. Upon retirement, sale or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is included in operations.

   The Company reviews its property and equipment for impairment whenever events indicate that the carrying amount of the asset may not be recoverable. An impairment loss is recorded when the sum of the future cash flows is less than the carrying amount of the asset. The amount of the loss is determined by comparing the fair market values of the asset to the carrying amount of the asset.

H. Recognition of Revenue –The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership of the securities have been transferred to/from the customer.

I. Income Taxes – Deferred tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income

in the years which those temporary differences are expected to be recovered or settled. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in operations in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities, which consist of book depreciation versus tax depreciation differences, and differences associated with cash basis reporting versus accrual basis reporting are individually classified as current and noncurrent based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The management is of the view that there are no significant tax positions that may be challenged.

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods. The Company believes it is no longer subject to income tax examinations for the years prior to 2017.

J. Concentrations of Risk – The Company maintains its cash in accounts with federally insured banks. At times, the balances in these accounts may be in excess of the federally insured limit of $250,000. The Company believes that there is no significant risk with respect to these deposits.

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The Company feels the risk at this time is minimal and they review the credit standing of their counterparties on a regular basis.

K. Date of Management – Management has evaluated subsequent events through February 17, 2022 which the financial statements were available to be issued.

L. Advertising – The Company expenses advertising costs as they are incurred. Advertising and promotion expense for the year ended December 31, 2021 was $0.00.

NOTE 2 – COMMITMENTS AND CONTINGENCIES .

The Company has a lease agreement for office space expiring December 31, 2024. Monthly base rent ranges from $0 to $7,313 over the term of the lease. Terms of the lease also require the Company to pay its share of taxes and operating expenses. Facility rent expense for the years ended December 31, 2021 was $31,780.

The Company has also entered into various operating leases for equipment that expire through 2020. Equipment rent expense for the years ended December 31, 2021 $(17.88). The equipment lease commitment includes a lease that is reimbursed by sales representatives.

Minimum future lease payments as of December 31, 2021 under non-cancelable operating leases are:

Years Ending December 31,	Office Facility	Equipment	Total
2022	82,979	3,637	86,616
2023	85,341	3,637	88,978
2024	87,755	3,637	91,392
	$256,075	$10,911	$266,986

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company shares its facilities and expenses with a sister company. Expenses are allocated between the two entities based on gross revenues. During 2021 approximately $570,090 or 13.5% of common expenses were allocated to the Company's sister company, respectively. The majority of the expenses are paid by the Company, and the sister company reimburses the Company for its share of the expenses monthly. Amounts due from related parties totaled $0 as of December 31, 2021.

NOTE 4 – INCOME TAXES

The Company files a consolidated income tax return as part of a controlled group with common ownership. Deferred income taxes and income tax expense are computed using the Company's proportionate share.

The Company's net deferred tax asset (liability) at December 31, 2021 consisted of:

	Federal	State	Total
December 31, 2021	$1,900	$1,300	$3,200

The components for the provision for income taxes for the year ended December 31, 2021 are as follows:

	Federal	State	Total
Year Ended December 31, 2021:			
Deferred Income Tax	$(10,800)	$(2,300)	$(13,100)
Current Income Tax	$(1,537)	$(3,846)	$(5,383)
Income Tax Expense	$355	$(3,855)	$(18,483)

The amount of federal income tax expense attributable to continuing operations differs from the amount of expense that would result from applying domestic federal statutory rates to pretax income from continuing operations primarily due to permanent differences of nondeductible expenses and the effect of state minimum fees.

NOTE 6 – NET CAPITAL REQUIREMENTS

The company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2021 the company had net capital of $141,111 which was $116,111 excess of its required net capital of $25,000. The Company's net capital ratio was .23 to 1.

SUPPLEMENTARY INFORMATION

CAPITAL MANAGEMENT SECURITIES, INC.

SCHEDULE I, COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1

DECEMBER 31, 2021

		2021
STOCKHOLDER'S EQUITY at End of Year	$	155,432
ADDITIONS		-
TOTAL CAPITAL AND ALLOWABLE SUBORDINATED LIABILITIES		155,432
DEDUCTIONS:		
Unallowable Assets:		
Property and Equipment - Net		-
Prepaid Expenses		14,321
Commission Advance		-
Nonliquid Receivables		-
Total		14,321
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		141,111
HAIRCUTS ON SECURITIES		-
NET CAPITAL at End of Year	$	141,111
REQUIRED CAPITAL		
Basic Capital Requirement:		
Liabilities		32,484
Required Percent		6.67%
Basic Capital Requirement		2,167
Minimum Capital Required		25,000
EXCESS CAPITAL	$	116,111
COMPUTATION OF AGGREGATE INDEBTEDNESS		
Indebtedness	$	32,484
Net Capital		141,111
Percent of Debt to Net Capital		23.0%

See independent auditors' report

CAPITAL MANAGEMENT SECURITIES, INC.

SCHEDULE II, COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 (EXEMPTION)

DECEMBER 31, 2021

The Company is exempt from Rule 15c3-3 under Subparagraph k(2)(ii) and does not possess, control or otherwise hold client or customer funds or securities.

CAPITAL MANAGEMENT SECURITIES, INC.

SCHEDULE III, INFORMATION FOR POSSESSION OR
CONTROL REQUIRMENTS UNDER RULE 15c3-3 (EXEMPTION)

DECEMBER 31, 2021

The Company is exempt from Rule 15c3-3 under Subparagraph k(2)(ii) and does not possess, control or otherwise hold client or customer funds or securities.

CAPITAL MANAGEMENT SECURITIES, INC.

SCHEDULE IV, RECONCILIATION OF FOCUS REPORT (IIA) AS OF DECEMBER 31, 2021
TO AUDITED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2021

	Balance Per Focus Report on December 31, 2021	Adjustments Debit	Adjustments Credit	Balance Per Audited Financial Statements At December 31, 2021
Total Assets	$ 422,502		(a) 131,728	439,088
Less: Total Liabilities	300,595	(a) 131,728		283,654
Net Worth	121,907			155,434
Less: Non-Allowable Assets	13,862			14,321
Tentative Net Capital	108,045			141,113
Less: Securities Haircuts	-			-
Net Capital	$ 108,045			$ 141,113

See independent auditors' report.

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

We have reviewed management's statements included in the Management Statement Regarding Compliance with Certain Provisions of SEC Rule 17A-5, in which (1) Capital Management Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Capital Management Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Capital Management Securities, Inc. stated that Capital Management Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Capital Management Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Capital Management Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Boyer & Company

Burnsville, MN

February 17, 2022

BOYER & COMPANY

A Professional Association

Certified Public Accountants

14500 Burnhaven Drive-Suite 135
Burnsville, MN 55306
(952) 435-3437

INDEPENDENT ACCOUNTANTS' AGREED-UPON PROCEDURES REPORT
ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

Board of Directors
Capital Management Securities, Inc.
Minneapolis, MN

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Capital Management Securities, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2021, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Boyum & Company

Burnsville, MN

February 17, 2022

Management Statement Regarding Compliance with

Certain Provisions of SEC Rule 17a-5

February 17, 2022

Pursuant to certain provisions of SEC Rule 17a-5 as amended on July 30,2013 and effective June 1, 2014, Capital Management Associates, Inc. (the "Company") is exempt from provisions of SEC Rule 15c3-3 under provisions of paragraph (k)(2)(ii).

The Company has met the exemption provisions of paragraph 15c3-3 (k)(2)(ii) throughout the period January 1, 2021 through December 31, 2021, without exception.

The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company is effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company.

Capital Management Securities, Inc.

Gregory A. Stroh
CEO